EXHIBIT (a)(5)(i)
EXHIBIT (a)(5)(ii)
EXHIBIT (a)(5)(iii)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Netro Corporation

(Name of Issuer)

Netro Corporation (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

64114R109

(CUSIP Number of Class of Securities)

Sanjay Khare

Netro Corporation
3860 N. First Street
San Jose, California 95134
Telephone (408) 216-1571

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Francis S. Currie, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

[ ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form of Registration No.:

Filing Party:

Date Filed:

[x]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[x]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [ ]

      This Tender Offer Statement on Schedule TO relates to the planned tender offer by Netro Corporation, a Delaware corporation, to purchase 23,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $.001 per share, including the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of January 14, 2002, as amended, between Netro Corporation and American Stock Transfer & Trust Company, as Rights Agent, at prices not in excess of $4.00 nor less than $3.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits.
(a)(5)(i)	Press Release, dated July 18, 2002.
(a)(5)(ii)	Letter to Employees of Netro Corporation, dated July 18, 2002.
(a)(5)(iii)	Script of Netro Conference Call, dated July 18, 2002.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Netro Corporation

by:	*

Name:
Title:

Dated: July 18, 2002

*Pursuant to General Instruction D to Schedule TO, no signature is required.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(5)(i)	Press Release, dated July 18, 2002.
(a)(5)(ii)	Letter to Employees of Netro Corporation, dated July 18, 2002.
(a)(5)(iii)	Script of Netro Conference Call, dated July 18, 2002.